SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended

December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from

                     to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL- MYERS SQUIBB COMPANY

345 PARK AVENUE

NEW YORK, NY 10154

(212) 546-4000

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002 AND 2001

REQUIRED INFORMATION

1.	The Financial Statements and Schedule of the Bristol-Myers Squibb Company Savings and Investment Program, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

2.	Exhibits:

a)	Exhibit 23. Consent of PricewaterhouseCoopers LLP, Independent Auditors.
b)	Exhibit 99.1 Section 906 Certification Letter
c)	Exhibit 99.2 Section 906 Certification Letter

SIGNATURE

The Program

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY SAVINGS AND INVESTMENT PROGRAM

Date:	June 30, 2003	By:	/s/ ANDREW R. J. BONFIELD
Andrew R. J. Bonfield
Senior Vice President and Chief Financial Officer Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2002

Other schedules required by Section 2520.103-10 of the Department of Labor regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants of the Bristol-Myers

Squibb Company Savings and Investment Program

and the Savings Plan Committee of

Bristol-Myers Squibb Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Company Savings and Investment Program (the “Program”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Program’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York

June 25, 2003

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002 and 2001

(IN THOUSANDS)

	2002	2001
Assets:

Interest in Savings Plan Master Trust	$2,506,095	$3,644,455

Loans to Participants	20,975	29,579

Net Assets Available for Benefits	$2,527,070	$3,674,034

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002 and 2001

(IN THOUSANDS)

	2002	2001
ADDITIONS:

Transfer in from the DuPont Savings Plan	$78	$30,999
Employer contributions	50,710	52,959
Employee contributions	155,438	142,469

Total additions	206,226	226,427

DEDUCTIONS:

Transfer of net assets to Zimmer Holdings, Inc. Savings and Investment Program*	—	(133,389)
Transfer of net assets to Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan*	—	(3,448)
Distributions and withdrawals	(315,711)	(277,300)
Program’s share of net investment loss in Savings Plan Master Trust	(1,037,479)	(788,843)

Total deductions	(1,353,190)	(1,202,980)

Net deductions	(1,146,964)	(976,553)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	3,674,034	4,650,587

End of Year	$2,527,070	$3,674,034

*Transfers of net assets in connection with divestitures by the Company in 2001.

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

NOTE 1—DESCRIPTION OF PLAN

General

The Bristol-Myers Company Savings Plan became effective on January 1, 1971 and was amended effective as of May 3, 1982 and designated as the Bristol-Myers Company Savings and Investment Program (the “Savings Program”). The Savings Program consisted of Part I, the Bristol-Myers Company Savings Plan (the “Savings Plan”) and Part II, the Bristol-Myers Company Pre-Tax Investment Plan (the “Pre-Tax Plan”), providing employees with a choice to participate on either an after-tax or a pre-tax basis or a combination of both. On October 4, 1989, Squibb Corporation merged with a subsidiary of Bristol-Myers Company and Bristol-Myers Company changed its name to Bristol-Myers Squibb Company (the “Company”). Effective October 4, 1989, the name of the Savings Program was changed to the Bristol-Myers Squibb Company Savings and Investment Program.

Effective January 1, 1991, the Savings Plan and the Pre-Tax Plan were amended and consolidated into a single plan, the Bristol-Myers Squibb Company Savings and Investment Program (the “Program”). The Program eliminated the Part I and Part II distinction while maintaining after-tax and pre-tax options.

Effective October 1, 1994, the Program ceased operating within the Bristol-Myers Squibb Company Master Trust and began operating within the Bristol-Myers Squibb Company Savings Plan Master Trust (the “Savings Plan Master Trust”) maintained by Fidelity Investments (“Fidelity”). The assets of the Program were commingled within the Savings Plan Master Trust with the assets of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the “Thrift Plan”).

On December 1, 1998, the Matrix Essentials Inc., Profit Sharing Plan was dissolved. Participants of the Matrix Essentials Inc., Profit Sharing Plan became fully vested in that Plan as of December 31, 1998 and were given the opportunity to roll over their Profit Sharing Plan account balance into the Program, to an IRA or to another employer qualified plan. Participants also had the option to receive their distribution in the form of a lump sum or an annuity. On July 20, 1999, the Program accepted the net assets of $2,795 attributable to employees who previously participated in the Matrix Essentials Inc., Profit Sharing Plan. In July 2000, the Company completed the sale of Matrix to Cosmair, Inc., a wholly owned U.S. subsidiary of L’Oreal S.A. Net assets of $19,261 attributable to Matrix employees were transferred to Cosmair.

On April 1, 1999, the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “Puerto Rico Program”) assets were transferred from Northern Trust to Fidelity and began operating within the Savings Plan Master Trust. The assets of the Program are commingled within the Savings Plan Master Trust with the assets of the Thrift Plan and the assets of the Puerto Rico Program.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

The Savings Plan Master Trust Statement, presented in Note 6, includes the interests of the Program, the Thrift Plan and the Puerto Rico Program.

The Bristol-Myers Squibb Company Savings Plan Committee (the “Committee”) is the Administrator of the Program and named fiduciary for Program assets.

On August 6, 2001, the Company completed the spin off of its Zimmer business to shareholders, at which time, Zimmer Holdings, Inc. became an independent publicly traded company. Zimmer Holdings, Inc. established a savings plan and the balance of $133,389 for all transferring employees was transferred from the Program to the Zimmer Holdings, Inc. Savings and Investment Program.

A Zimmer Holdings, Inc. Stock Fund (the “Zimmer Stock Fund”) was established in the Program at the time of the spin off. All participants in the Company Stock Fund received in this fund one share of Zimmer Holdings, Inc. stock for every ten shares of Bristol-Myers Squibb stock held in the Company Stock Fund. Balances can remain in this fund for two years but no new contributions or inter-fund transfers to the fund are permitted. Participants may direct the trustee to liquidate some or all of their holdings in the Zimmer Stock Fund at any time during this two-year period and re-invest the proceeds in the other funds available under the Program.

On November 15, 2001, the Company completed the sale of its Clairol business to Procter & Gamble. Clairol employees became fully vested in the Program on that date and were given the opportunity to transfer their account balances to the Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, or into an IRA or another employer qualified plan. Participants also had the option to receive their distribution in the form of a lump sum or installment payments. As a result, $3,448 was transferred to the Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan during 2001.

On October 1, 2001, the Company completed the acquisition of DuPont Pharmaceuticals Company from E.I. DuPont de Nemours Company. DuPont Employees were given the opportunity to transfer their DuPont Savings Plan account balances to the Program. As a result, $78 and $30,999 was transferred in from the DuPont Savings Plan in 2002 and 2001, respectively.

Contributions

In general, any employee who meets certain service requirements is eligible to participate in the Program. An employee electing to participate in the Program can elect to contribute up to 25% of his or her Annual Benefit Salary or Wages (as defined in the Program) on an after-tax basis or to reduce his or her compensation by up to 25% and have such amount contributed on his or her behalf on a pre-tax basis subject to applicable limitations. Participants may also elect a combination of contributions up to a combined total, both on an after-tax and on a pre-tax basis, of 25% subject to applicable limitations. Effective as of January 1, 2002, the contribution limit was increased to 25% from 16%. For each participant, the first 6% of total combined contributions is matched 75% by the Company.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Contributions of participants and the Company are remitted to Fidelity on a bi-weekly basis and are recorded on an accrual basis. All investment decisions are self directed by participants. Participant contributions are invested in any one or more of the following funds which comprise the Savings Plan Master Trust: Company Stock Fund, Fixed Income Fund, Fidelity Select Equity Small Capitalization Collective Trust Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity U.S. Bond Index Fund, Fidelity Puritan Fund, Fidelity Retirement Money Market Portfolio, U.S. Equity Index Commingled Pool and the Dreyfus Appreciation Fund, Inc. As discussed above, participants may also have investments in the Zimmer Stock Fund, although no new contributions or inter-fund transfers may be made to the Zimmer Stock Fund. In addition, the Program permits eligible transfer contributions (a distribution from another qualified pension or profit sharing plan or from a conduit individual retirement account), provided certain prerequisites are met.

Company matching contributions are automatically invested in the Company Stock Fund. These contributions may not be transferred out of the Company Stock Fund unless the participant is 55 years old or older. If the participant is 55 years old or older, he or she may make a separate investment election for Company matching contributions. Company matching contributions, invested as indicated by the participant in any one or equally in any two or more of the funds, made to the Program prior to the January 1, 1991 merger of the Squibb Corporation Incentive Savings and Stock Ownership Plan, will still be transferable among the investment funds. Effective as of January 1, 2002, the Company Stock Fund became an Employee Stock Ownership Plan or ESOP.

The Program was amended to comply with the applicable provisions of the following Federal tax laws:

•	The General Agreement on Tariffs and Trade 1994 (GATT)

•	The Uniformed Services Employment and Reemployment Rights Act of 1994 (USERRA)

•	The Small Business Job Protections Act of 1996 (SBJPA)

•	The Taxpayer Relief Act of 1997 (TRA’97)

•	The Internal Revenue Service Restructuring and Reform Act of 1998 (RRA ‘98), and

•	The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) legislation.

The statutes listed above, with the exception of EGTRRA, are collectively referred to as GUST.

As of July 1, 2002, the Program was amended to allow for “catch up” contributions for eligible participants who were 50 years of age or older. The catch-up contribution is intended to give employees who are approaching retirement age the opportunity to make additional pre-tax contributions over the applicable Internal Revenue Service and Program limits. Generally, if an eligible employee’s contribution rate is at 25%, such contributions exceed Internal Revenue Service applicable limits and he or she satisfies the age requirement, then that employee may make catch-up contributions. The catch-up contribution itself is limited to $1,000 in 2002 and will increase in thousand dollar increments to $5,000 in 2006. Thereafter, the catch-up contribution limit will be indexed for inflation.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Savings Plan Master Trust Investments

Company Stock Fund – Consists primarily of shares of common stock of Bristol-Myers Squibb Company, which are registered for the purpose of the Program with the United States Securities and Exchange Commission. From time to time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Bristol-Myers Squibb Company. Share amounts have been adjusted for the two-for-one stock split effective February 1999. Excluding the impact of contributions and dividends receivable, net deductions (primarily depreciation of assets, distributions and withdrawals less contributions and investment income) to the Company Stock Fund in 2002 and 2001 totaled $957,413 and $894,856, respectively.

Zimmer Holdings, Inc. Stock Fund – Consists primarily of shares of common stock of Zimmer Holdings, Inc., which are registered for the purpose of the Program with the United States Securities and Exchange Commission. From time to time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Zimmer Holdings, Inc. Net additions (primarily appreciation of assets less distributions and withdrawals) to the Zimmer Holdings, Inc. Stock Fund in 2002 and 2001 totaled $8,370 and $96,556, respectively.

Fixed Income Fund – Consists primarily of a group of annuity contracts issued by various insurance companies to the trustee of the Program under which the insurance companies provide a guarantee of principal and credit interest at a guaranteed rate. All contracts pay interest on a net basis. Contracts with Metropolitan Life Insurance Company, New York Life Insurance Company, Principal Mutual Life Insurance Company, and the John Hancock Mutual Life Insurance Company were in place at December 31, 2002.

From time to time, the Program may invest in obligations of the U.S. Government or its agencies, bank investment contracts, other investments of a short-term nature and/or investments in qualified commingled trust Funds managed by the trustee for the investment of funds of profit sharing and savings plans and programs.

At any point in time this fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depend on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by investment performance using general market reporting methods. The average yield of the Fixed Income Fund for the years ended December 31, 2002 and 2001 was 5.9% and 6.9%, respectively. The crediting interest rate of the Fixed Income Fund at December 31, 2002 and 2001 was 5.8% and 6.1%, respectively. The crediting interest rate at any date is the weighted average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

Fidelity Select Equity Small Capitalization Collective Trust Fund – Seeks investment results that exceed the return of the Russell 2000 Index while maintaining a portfolio with risk characteristics similar to the Index.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Fidelity Equity-Income Fund – Seeks to provide a reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation. The fund seeks to provide a yield that exceeds the composite yield of the Standard & Poor’s 500 Index.

Fidelity Growth Company Fund – Seeks to provide capital appreciation.

Fidelity U.S. Bond Index Fund – Seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

Fidelity Puritan Fund – Seeks to provide income and capital growth consistent with reasonable risk.

Fidelity Retirement Money Market Portfolio – Seeks to provide a high level of current income that is consistent with the preservation of capital and liquidity.

U.S. Equity Index Commingled Pool – Seeks to approximate the composition and the total return on the Standard & Poor’s 500 Index.

Dreyfus Appreciation Fund, Inc. – Seeks to increase the value of investment over the long-term through capital growth. Current income is a secondary objective of this fund.

Withdrawals

While remaining in employment, a participant may withdraw all or part of the value attributable to contributions made subject to certain restrictions of the Program.

Vesting

A participant vests in Company contributions at the rate of 20% for each year of qualifying service so that after five years of qualifying service he or she is 100% vested. Upon death or normal retirement, a participant will become 100% vested regardless of his or her years of qualifying service. If a participant leaves the Company before becoming fully vested, the unvested portion of the Company contributions are forfeited and returned to the Company. (See Note 3 for further discussions on forfeitures.) Participants who return to work for the Company who were partially or fully vested will be reinstated to their previous level of vesting and may immediately enroll in the Program.

Loans

While remaining in employment, a participant may request a loan from the Loan Fund. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Program, determined as of the valuation date, or (2) fifty thousand dollars less the highest outstanding loan balance during the previous twelve months.

At December 31, 2002 and 2001, there were outstanding loans totaling $20,975 and $29,579, respectively, with interest rates ranging from 5.25% to 10.00% and 5.75% to 10.50%, respectively, and varying maturity dates.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Termination of Employment

Upon the termination of a participant’s employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments over a period not to exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death) or (3) an annuity for employees hired prior to October 1, 1994. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

NOTE 2 – ACCOUNTING POLICIES

Valuation

Valuation of investments of the Program represents the Program’s allocable portion of the Savings Plan Master Trust’s investments. The Savings Plan Master Trust’s investment valuation policies are as follows:

Zimmer Stock in the Zimmer Stock Fund and the Company Stock are valued at the last reported sales price at the end of the year or, if there was not a sale that day, the last reported bid price. Common/collective trust funds are valued at the last reported bid price at the end of the year. Fixed income and money market instruments are valued at cost plus interest earned, which approximates their respective fair values. Shares of the Fidelity mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Program at year-end. Investments in guaranteed investment contracts (“GICs”) are reported at contract value by the insurance companies. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Program Year, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Program provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

Income, Expenses and Realized and Unrealized Gains and Losses on Securities

Interest, dividends, and realized and unrealized gains and losses earned from participation in the Savings Plan Master Trust, are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis on the Statement of Changes in Net Assets Available for Benefits as the Program’s share of net investment income in the Savings Plan Master Trust

Interest is accrued by the Savings Plan Master Trust as earned, and dividends are recorded on the ex-dividend date.

Purchases and sales of securities are recorded by the Savings Plan Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Unrealized gains and losses represent the difference between the cost and fair value of securities.

All expenses incurred by the Program, other than investment management and trustee fees, which are paid from each fund’s assets, are paid by the Company.

NOTE 3 – TERMINATION FORFEITURES

Forfeitures of amounts contributed by the Company due to terminations, net of amounts reinstated, are used to reduce future Company contributions. Forfeitures are also used to pay certain plan expenses. Forfeitures for the years ended December 31, 2002 and 2001 were $1,451 and $2,094, respectively.

NOTE 4 – TAX STATUS OF THE PROGRAM

In the Program’s latest determination letter dated August 8, 1995, the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Pursuant to requirements imposed upon qualified retirement plans by the Internal Revenue Service necessitating the submission of plan restatements under the GUST amendments, the Company has submitted a restated version of the Program for a determination letter, which the Company expects to receive shortly. Although the Program has been amended since receiving the determination letter, counsel believes that the Program is qualified and the related Trust is tax-exempt as of December 31, 2002 and 2001.

Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions by the employing company, or on the interest, dividends or profits on the sale of securities received by the trustee until the participant’s account is distributed to the participant.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

NOTE 5 – TERMINATION OF THE PROGRAM

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions and to terminate the Program in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all funds will vest immediately. In accordance with program provisions, the Company has the right to amend or replace the Program for any reason.

NOTE 6 – MASTER TRUST

The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. The Program’s approximate share of the net assets of the Savings Plan Master Trust at December 31, 2002 and 2001 was 95% in each year. The Program’s approximate share of net investment loss in the Savings Plan Master Trust for each of the years ended December 31, 2002 and 2001 was 93%.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

At December 31, 2002 and 2001, the Statement of Net Assets Available for Benefits of the Savings Plan Master Trust was as follows:

	2002		2001
	Cost	Market Value	Cost	Market Value
Assets:

Investments at Fair Value:
Company Stock Fund
Bristol-Myers Squibb Company Common Stock	$930,891	$859,792	$917,083	$1,888,307

Fidelity Management Trust Company Institutional Cash Portfolio	9,726	9,726	19,745	19,745

Zimmer Holdings, Inc. Stock Fund
Zimmer Holdings Inc. Common Stock	32,683	111,221	40,676	101,908

Fidelity Management Trust Company Institutional Cash Portfolio	1,641	1,641	2,864	2,864

Fixed Income Fund:

Group Annuity Contracts, New York Life Insurance Company with 2002 interest rates ranging from 4.06% to 6.83%, varying maturity dates	265,737	265,737	199,145	199,145

Group Annuity Contracts, Metropolitan Life Insurance Company with 2002 interest rates ranging from 6.19% to 7.54%, varying maturity dates	163,674	163,674	153,158	153,158

Group Annuity Contracts, Principal Mutual Life Insurance Company with 2002 interest rates ranging from 4.75% to 6.55%, varying maturity dates	160,617	160,617	147,627	147,627

Group Annuity Contract, John Hancock Mutual Life Insurance Company with 2002 interest rates ranging from 4.42% to 7.47%, varying maturity dates	142,691	142,691	155,411	155,411

Fidelity Institutional Cash Portfolio Money Market	29,018	29,018	35,058	35,058

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

	2002		2001
	Cost	Market Value	Cost	Market Value
Fidelity Puritan Fund	20,513	18,588	14,241	13,738
Fidelity Equity-Income Fund	146,298	124,748	147,076	152,388
Fidelity Growth Company Fund	308,583	200,841	358,068	330,452
Fidelity Retirement Money Market Portfolio	69,708	69,708	73,866	73,866
Fidelity US Bond Index Fund	91,375	96,495	78,329	80,641
US Equity Index Commingled Pool	367,674	267,345	417,636	382,601
Dreyfus Appreciation Fund, Inc.	27,736	21,933	25,462	22,825
Fidelity Select Equity Small Capitalization Collective Trust Fund	66,209	64,685	60,540	79,369

Total Investments	2,834,774	2,608,460	2,845,985	3,839,103

Receivables:
Contributions Receivable		5,089		—
Interest Receivable		15		37
Dividends Receivable		10,400		—
Receivables from Sales of Securities		619		4,553
Other Receivables, Net		45		—

Total Assets	2,834,774	2,624,628	2,845,985	3,843,693

Payables:
Payables from Purchases of Securities		—		(4,074)
Other Payables, Net		—		(369)

Net Assets	$2,834,774	$2,624,628	$2,845,985	$3,839,250

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

The Statement of Changes in Net Assets Available for Benefits in the Savings Plan Master Trust for the years ended December 31, 2002 and 2001 were as follows:

	2002	2001
Additions:
Transfer in from the DuPont Savings Plan	$78	$30,999
Employer contributions	54,424	56,480
Employee contributions	164,957	151,100

	219,459	238,579

Investment activities:
Interest income	44,499	49,394
Dividend income	60,708	56,282

Net investment activities	105,207	105,676

Total additions and net investment activities	324,666	344,255

Deductions:
Transfer of net assets to Zimmer Holdings Inc.	—	(137,000)
Transfer of net assets to Procter & Gamble	—	(3,448)
Distributions and withdrawals	(322,398)	(301,692)
Net depreciation in fair value of investments	(1,216,890)	(951,637)

Total deductions	(1,539,288)	(1,393,777)

Decrease in trust net assets	(1,214,622)	(1,049,522)

Net Assets:
Beginning of Year	3,839,250	4,888,772

End of Year	$2,624,628	$3,839,250

The net (depreciation) appreciation in the fair value of the Trust investments by fund for the years ended December 31, 2002 and 2001 was as follows:

	2002	2001
Company Stock Fund	$(1,009,091)	$(770,326)
Zimmer Holdings, Inc. Stock Fund	32,768	8,618
Fidelity Puritan Fund	(2,017)	(732)
Fidelity Equity-Income Fund	(29,500)	(14,365)
Fidelity Growth Company Fund	(107,001)	(120,161)
Fidelity U.S. Bond Index Fund	3,506	1,242
U.S. Equity Index Commingled Pool	(81,122)	(54,768)
Dreyfus Appreciation Fund, Inc.	(4,599)	(2,221)
Fidelity Select Equity Small Capitalization Collective Trust Fund	(19,834)	1,076

	$(1,216,890)	$(951,637)

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

NOTE 7 – LITIGATION

In December 2002 and the first quarter of 2003, the Company and others were named as defendants in five class actions brought under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) in the U.S. District Courts for the Southern District of New York and the District of New Jersey: Specifically, (i) Carrolin v. Bristol-Myers Squibb Co. et al, 02 CV 10129, was filed on December 20, 2002 in the Southern District of New York; (ii) Padovano v. Bristol-Myers Squibb Co., et al., 03 CV 0550, was filed on January 24, 2003 in the Southern District of New York; (iii) Barrrett et al. v. Bristol-Myers Squibb Co. et al, 03 CV 497, was filed on February 4, 2003 in the District of New Jersey; (iv) DeVoe v. Bristol-Myers Squibb Co. et al., 03 CV 1274, was filed on February 26, 2003 in the Southern District of New York; and (v) Krause et al. v. Bristol-Myers Squibb Co. et al., 03 CV 1729, was filed on March 12, 2003 in the Southern District of New York. These actions have been consolidated in the Southern District of New York before Hon. Loretta A. Preska under the caption In re Bristol-Myers Squibb Co. ERISA Litigation, 02 CV 10129.

A Consolidated Complaint was filed in the Southern District of New York on April 30, 2003. The Consolidated Complaint is brought on behalf of five named plaintiffs and a putative class consisting of all participants in the Program and their beneficiaries for whose benefit the Savings Plan held and/or acquired Company stock at any time on or after January 1, 1999 (excluding the defendants, their heirs, predecessors, successors and assigns). The named defendants are the Company, the Bristol-Myers Squibb Company Savings Plan Committee (the “Committee”), 13 individuals who presently serve on the Committee or who served on the Committee in the recent past, Charles A. Heimbold, Jr. and Peter R. Dolan (the past and present Chief Executive Officer, respectively, of the Company). The Consolidated Complaint generally alleges that the defendants breached their fiduciary duties under ERISA after January 1, 1999 by continuing to offer the Company Stock Fund and Company stock as investment alternatives under the Savings Plan; by continuing to invest Company matching contributions in the Company Stock Fund and Company stock; and by failing to disclose that the investments in Company stock were (allegedly) imprudent. The Savings Plan’s purchases of Company stock after January 1, 1999 are alleged to have been transactions prohibited by ERISA. Finally, Defendants Heimbold and Dolan are alleged to have breached their fiduciary duties under ERISA by failing to monitor the actions of the Committee.

The litigations are at a very preliminary stage. The defendants have not yet responded to the Consolidated Complaint, and there has not been any significant discovery. It is not possible at this time reasonably to predict the final outcome or reasonably to estimate the possible loss or range of loss with respect to the consolidated litigation. The Program is not a named defendant. No costs incurred with respect to this litigation have been borne directly by the Program.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

(IN THOUSANDS)

NOTE 8 – RELATED PARTY TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity. Fidelity is the trustee as defined by the Program. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408 (b) (8) of ERISA.

NOTE 9 – SUBSEQUENT EVENTS

Effective March 1, 2003, the Program was amended as follows:

•	The requirement that company matching contributions be invested in the Company Stock Fund until age 55 has been eliminated. Employees may now invest prior company matching contributions and future company matching contributions in any of the funds available under the Program.

•	Three new funds have been added to the Program:

–	Managers Special Equity Fund – a growth fund investing in the equities of small and medium sized companies.

–	Putnam International Equity Fund – Class A – a growth fund investing in equities of companies located outside United States.

–	Vanguard Total International Stock Index Fund – Investor Class – an equity fund that is designed to match the performance and risk of well known international stock indices.

•	The six-month waiting period has been eliminated. Eligible employees may participate in the Program following their date of hire, although the company matching contributions do not begin until an eligible employee has attained six months of service as prescribed by the Program.

SCHEDULE H (Line 4i)

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2002

(IN THOUSANDS)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost Value	Current Value
Fidelity Institutional Retirement Service Company	Interest in Savings Plan Master Trust	*	$2,506,095

Plan participant	Participant loans, with varying maturity dates		$20,975

	Interest rates: 5.25% to 10.00%

*Cost is not required for participant directed investments.

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